UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated June 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: July 3, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. and Enbridge Energy Partners, L.P. Close Midcoast Gas Gathering and Processing Transaction.

CALGARY, ALBERTA, June 28, 2017 – Enbridge Inc. (TSX, NYSE: ENB) (Enbridge) and Enbridge Energy Partners, L.P. (NYSE: EEP) (EEP) today announced the closing of the sale of EEP’s interest in the Midcoast Gas Gathering and Processing business to Enbridge Energy Company, Inc. (EECI), a subsidiary of Enbridge (the Midcoast Sale). The Midcoast Sale was previously announced as part of the conclusion and outcomes of the EEP strategic review. Following the closing of the Midcoast Sale, 100 percent of the Midcoast Gas Gathering and Processing business is now owned by Enbridge Inc. through EECI.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. is a publicly traded master limited partnership that owns and operates the U.S. portion of the Enbridge Mainline System, which is the largest pipeline transporter of growing oil production from western Canada to refining centers and connected carriers in the United States. The Mainline System accounts for over 20 percent of total U.S. oil imports.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Enbridge Inc: Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Investment Community Enbridge Inc: Jonathan Gould Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com

Enbridge Energy Partners LP. Michael Barnes Toll Free: (877) 496-8142 Email: michael.barnes@enbridge.com	Enbridge Energy Partners LP. Adam McKnight (403) 266-7922 or Toll Free: (800) 481-2804 Email: adam.mcknight@enbridge.com